245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 10, 2025

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Variable Insurance Products Fund (the trust): File Nos. 002-75010 and 811-03329

Equity-Income Portfolio

Floating Rate High Income Portfolio

Growth Portfolio

High Income Portfolio

VIP Stock Selector Portfolio

Value Portfolio (collectively, the funds)

Post-Effective Amendment No. 99

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended (1940 Act), Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended (33 Act), transmitted herewith on behalf of the trust is Post-Effective Amendment No. 99 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the funds referenced above. This filing is being filed to register new Service Class 2 for Floating Rate High Income Portfolio. This filing is also being filed for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the 1940 Act.

Pursuant to Rule 472 under the 33 Act, copies indicating modifications and editorial changes made since the filing of the last applicable Registration Statement for all fund Prospectuses and SAIs are filed herein except for the initial Registration Statement for Service Class 2 for Floating Rate High Income Portfolio, which cannot be tagged to reflect changes.

Please note that the cover page of the Prospectus and SAI for Service Class 2 for Floating Rate High Income Portfolio contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of April 30, 2025. We request your comments by March 22, 2025. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting